CNS Pharmaceuticals, Inc.

2100 West Loop South, Suite 900

Houston, TX 77027

May 22, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	CNS Pharmaceuticals, Inc.
Registration Statement on Form S-3
File No. 333-296033

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, CNS Pharmaceuticals, Inc., a Nevada corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 P.M. (Eastern Time) on May 26, 2026, or as soon thereafter as possible on such date.

Very truly yours,

CNS Pharmaceuticals, Inc.

By:	/s/ Steve O’Loughlin
Name:	Steve O’Loughlin
Title:	Chief Financial Officer